July 26, 2013

Mr. Rufus Decker,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Dear Mr. Decker,

I refer to your further comment letter dated July 17, 2013 to Maeve Carton of CRH plc (the “Company”) and my telephone call with Jeffrey Gordon on July 26, 2013 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by August 14, 2013.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours, /s/ Kathryn A. Campbell Kathryn A. Campbell

cc:	Jeffrey Gordon, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
(Securities and Exchange Commission)

Maeve Carton
(CRH plc)